UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                          For the transition period from __________ to ___________

Commission file number 1-7297

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nicor Companies Savings Investment Plan and
Nicor Gas Thrift Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nicor Inc.
1844 Ferry Road
Naperville, Illinois 60563-9600

Note:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Nicor Companies
Savings Investment Plan
(Employer Identification
No. 36-2863847 Plan No. 4)

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedule Required for Form 5500
as of December 31, 2008, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Companies
Savings Investment Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Companies Savings Investment Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 19, 2009

Nicor Companies Savings Investment Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets:
Investment in Master Trust, at fair value:
Investment securities	$139,555,987	$179,145,972
Participant loans	2,192,624	2,150,562
	141,748,611	181,296,534

Receivables:
Employer contributions	496,080	339,752
Participant contributions	179,298	20,912
	675,378	360,664

Net assets available for benefits, at fair value	142,423,989	181,657,198

Adjustment from fair value to contract value
for fully benefit-responsive investments	706,043	(390,269)

Net assets available for benefits	$143,130,032	$181,266,929

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2008	2007

Net (decrease) increase in Plan assets from investment
activities of the Master Trust	$(35,433,413)	$8,820,650

Contributions:
Participant	7,284,068	7,201,700
Employer	3,901,717	3,520,486
	11,185,785	10,722,186

Benefits paid to participants	(14,146,045)	(16,164,038)

Transfers, net	256,776	290,084

Net (decrease) increase	(38,136,897)	3,668,882

Net assets available for benefits at
beginning of year	181,266,929	177,598,047

Net assets available for benefits at
end of year	$143,130,032	$181,266,929

The accompanying notes are an integral part of these statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

1.  DESCRIPTION OF THE PLAN

The following description of the Nicor Companies Savings Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Nicor Gas not represented by a collective bargaining agreement and employees of certain affiliated companies (collectively referred to as the “Company”).  Plan investments are commingled with those of the Nicor Gas Thrift Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Trust (the “Master Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.  Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred, Roth 401(k) after-tax contributions or traditional after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company.  For Nicor Gas employees hired on and after January 1, 1998, Nicor Gas makes an additional annual contribution, subject to service requirements, up to 1.5 percent of the participant’s actual base salary.  The Plan also accepts rollover contributions representing distributions from other qualified plans.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest his account balances in any investment fund, the committee may designate a default investment fund.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund, 28 mutual funds, and the Vanguard Retirement Savings Trust III (“VRST”), a fully benefit-responsive common/collective trust fund.

Participant accounts.  Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account.  Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The interest rate remains fixed over the life of the loan.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service.  However, the participant will be fully vested in the Company’s contribution if the participant retires or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company is terminated.  If the participant is reemployed within five years by the Company, forfeited contributions are restored to the participant’s account.  Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan.  During 2008 and 2007, the application of forfeitures reduced the Company’s contributions by $51,907 and $104,867, respectively, and at December 31, 2008 and 2007, the Plan had $31,861 and $7,878, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½, receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.  Benefit payments to participants are recorded and distributed on the earliest practical date.

Suspensions and withdrawals.  The participant may suspend contributions but will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment.  The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Plan termination.  The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates.  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, and a common/collective trust.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

New accounting pronouncement.  Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements.  This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements.  The effect of adopting SFAS No. 157 was not material to the Plan’s net assets available for benefits or changes therein.  Required disclosures under SFAS No. 157 are presented in Note 5 – Master Trust Financial Information.

Income recognition.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net increase (decrease) in Plan net assets includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment valuation.  The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investments from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are on a contract value basis. The fair values of the respective investments of the Master Trust are determined as noted in Note 5 – Master Trust Financial Information.

The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The average crediting interest rate for the VRST was 3.7 percent and 4.9 percent at December 31, 2008 and 2007, respectively.  The average yield for this fund was 4.4 percent and 4.7 percent for the years ended December 31, 2008 and 2007, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder, and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2008, the occurrence of an event outside the normal operation of the VRST that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between the Nicor Gas Thrift Plan and this Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  During 2008 and 2007, net transfers of $256,776 and $290,084, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective investment trust fund managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2008 and 2007, the Plan held 229,442 and 174,878 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $8,355,792 and $6,328,985, respectively. During each of the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $374,063 and $337,961, respectively.

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Gas Thrift Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust’s net assets as of December 31, 2008 and 2007, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:

Net Assets in Master Trust

	December 31
	2008	2007
Assets:
General Investments (at fair value):
Common/collective trust*	$106,916,581	$103,363,202
Nicor Inc. common stock*	17,698,189	19,867,656
Registered investment companies*	127,995,165	197,410,501
Loans to participants*	6,858,811	6,601,468

Net assets in Trust at fair value	259,468,746	327,242,827

Adjustment from fair value to contract value for
fully benefit-responsive investments	1,397,748	(788,057)

Net assets in Trust	$260,866,494	$326,454,770

Plan’s interest in Trust net assets, at fair value	$141,748,611	$181,296,534

Plan’s percentage interest in Trust
net assets, at fair value	55%	55%

                  *  Party-in-interest investments.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

December 31 2008

Vanguard 500 Index Fund Investor Shares	$16,579,142
Nicor Stock Fund	8,003,609
Vanguard Small-Cap Index Fund Investor Shares	7,976,047
Vanguard Wellington Fund Investor Shares	14,522,372
Vanguard Retirement Savings Trust III	54,712,701

December 31 2007

Vanguard 500 Index Fund Investor Shares	$27,165,598
Vanguard Developed Markets Index Fund	13,225,718
Vanguard Small-Cap Index Fund Investor Shares	13,603,467
Vanguard Wellington Fund Investor Shares	20,999,807
Vanguard Retirement Savings Trust III	51,188,514

Master Trust Investment Activities

	Year Ended December 31
	2008	2007
Investment (loss) income:
Interest on participant loans	$528,869	$478,284
Dividends on Nicor Inc. common stock	908,192	876,784
Net change in market value of Nicor Inc. common stock	(3,406,054)	(2,002,289)
Distributions from common/collective trust	4,574,922	4,699,685
Income from registered investment companies:
Distributions	4,815,321	9,325,553
Net investment (loss) gain	(65,702,036)	1,555,802
Other	20,909	(4,932)

	(58,259,877)	14,928,887

Administrative expenses	(61,279)	(91,539)

(Decrease) increase in Trust net assets derived from investment activities	$(58,321,156)	$14,837,348

Plan’s interest in Trust investment activities	$(35,433,413)	$8,820,650

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

In accordance with SFAS No. 157, the Master Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

	Master Trust Assets Fair Value Measurements at December 31, 2008
	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust	$-	$106,916,581	$-	$106,916,581
Nicor Inc. common stock	17,698,189	-	-	17,698,189
Registered investment companies	127,995,165	-	-	127,995,165
Loans to participants	-	6,858,811	-	6,858,811
Total	$145,693,354	$113,775,392	$-	$259,468,746

The common/collective trust, or VRST, invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices, and 3) the value of wrap contracts, if any.  The overall fair value of the common/collective trust is based on certain observable inputs and is classified within Level 2.

Shares of Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange Composite Tape and are classified within Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end and are classified within Level 1.

Loans to participants are valued at the total outstanding loan balance, which approximates fair value.  Participant loan balances are secured by the amount in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The term of the loan can range from six months to five years.  The overall fair value of the participant loans is based on certain observable inputs and is classified within Level 2.

Nicor Companies Savings Investment Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2008 and 2007

6.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 22, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  The Plan has since been amended and restated, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Nicor Companies Savings Investment Plan
Form 5500 - Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue, Borrower or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust	Various	$140,262,030

(A)	Participant notes receivable	Participant loans earning interest from 5% to 9.25%	2,192,624
		maturing from 2009 through 2014

	Total		$142,454,654

(A)	Denotes party-in-interest investment

Nicor Gas Thrift Plan
(Employer Identification
No. 36-2863847 Plan No. 8)

Financial Statements as of and for the
Years Ended December 31, 2008 and 2007,
Supplemental Schedule Required for Form 5500
as of December 31, 2008, and Report of
Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Nicor Gas Thrift Plan Committee:

We have audited the accompanying statements of net assets available for benefits of Nicor Gas Thrift Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Chicago, Illinois
June 19, 2009

Nicor Gas Thrift Plan
Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets:
Investment in Master Trust, at fair value:
Investment securities	$113,053,948	$141,495,387
Participant loans	4,666,187	4,450,906
	117,720,135	145,946,293

Receivables:
Participant contributions	156,305	-
Employer contributions	289,628	195,328
	445,933	195,328

Net assets available for benefits, at fair value	118,166,068	146,141,621

Adjustment from fair value to contract value
for fully benefit-responsive investments	691,705	(397,788)

Net assets available for benefits	$118,857,773	$145,743,833

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2008	2007

Net (decrease) increase in Plan assets from investment
activities of the Master Trust	$(22,887,743)	$6,016,698

Contributions:
Participant	4,312,476	4,156,493
Employer	1,971,299	1,869,679
	6,283,775	6,026,172

Benefits paid to participants	(10,025,316)	(8,436,695)

Transfers, net	(256,776)	(290,084)

Net (decrease) increase	(26,886,060)	3,316,091

Net assets available for benefits at
beginning of year	145,743,833	142,427,742

Net assets available for benefits at
end of year	$118,857,773	$145,743,833

The accompanying notes are an integral part of these statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements
For the Years Ended December 31, 2008 and 2007

1.	DESCRIPTION OF THE PLAN

The following description of the Nicor Gas Thrift Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for more detailed information.

The Plan.  The Plan is a defined contribution plan that is designed to provide retirement benefits to substantially all employees of Northern Illinois Gas Company (doing business as Nicor Gas Company) (the “Company”) represented by a collective bargaining agreement.  Plan investments are commingled with those of the Nicor Companies Savings Investment Plan and held for safekeeping and investment by the Nicor Companies Savings Investment Plan and Nicor Gas Thrift Plan Trust (the “Master Trust”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Plan administration.  Authority to control and manage the operation and administration of the Plan is vested in a committee appointed by the Board of Directors of the Company.  The Vanguard Fiduciary Trust Company (“VFTC”) acts as trustee for the Master Trust and holds the investments of the Plan under the terms of a trust agreement.  The VFTC also acts as investment manager for certain assets of the Plan.  Administrative expenses associated with operation of the Plan are paid from Plan assets.

Contributions.  Subject to Plan and Internal Revenue Service (“IRS”) limitations, the participant may elect to make either tax-deferred or after-tax contributions, or a combination thereof, by payroll deduction, that are partially matched by the Company.  For employees hired on and after January 1, 1998, the Company makes an additional annual contribution, subject to service requirements.  The additional annual contribution was 1.35 percent of the participant’s base pay for 2008 and 2007.  Participants direct the investment of their contributions, Company contributions and account balances into various investment options offered by the Plan.  To the extent a participant does not elect to invest his account balances in any investment fund, the committee may designate a default investment fund.

According to a new labor contract ratified on April 17, 2009, the additional annual contribution will increase to 1.4 percent in 2009.  Also, as part of this new labor contract, participants may elect to: 1) make Roth 401(k) contributions, 2) make catch up contributions, 3) make rollover contributions, and 4) increase their pre-tax deferral percentage to 50 percent.  These new elections will be implemented during 2009.

Investments.  The Plan’s investment options currently include the Nicor Stock Fund, 28 mutual funds, and the Vanguard Retirement Savings Trust III (“VRST III”), a fully benefit-responsive common/collective trust fund.

Participant accounts.  Individual accounts are maintained for each Plan participant.  Each participant’s account is increased by the participant’s contributions, Company contributions and allocated plan investment earnings, and decreased by withdrawals, allocated plan investment losses and administrative expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Participant loans.  Participants may borrow up to the lesser of $50,000 or 50 percent of their vested account balance from their account.  Loans are repaid through payroll deductions over periods ranging from six months to five years, and are secured by the balance in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The interest rate remains fixed over the life of the loan.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

Vesting and forfeitures.  The participant’s contributions and earnings thereon are immediately vested. The Company’s contributions and earnings thereon are vested after the participant’s completion of three years of service.  However, the participant will be fully vested in the Company’s contribution if the participant retires or dies before completing three years of service.

If the participant’s interest in the Company’s contributions and earnings thereon is not vested, such interest will be forfeited if the participant’s employment with the Company or an affiliate is terminated.  If the participant is reemployed within five years by the Company or an affiliate, forfeited contributions are restored to the participant’s account.  Any amounts forfeited by a participant are applied to reduce the amount of the Company’s contributions under the Plan.  During 2008 and 2007, the application of forfeitures reduced the Company’s contributions by $9,102 and $3,387, respectively, and at December 31, 2008 and 2007, the Plan had $11,761 and $3,147, respectively, of forfeitures available for application against future Company contributions.

Payment of benefits.  On termination of service due to retirement, disability, or death, a participant may elect to defer distribution until attainment of age 70 ½, receive either a lump-sum amount equal to the participant’s vested interest in his or her account balance or request certain payments over a specified period.  For termination of service for other reasons, a participant has the option to defer distribution until attainment of age 70 ½ if their vested account balance exceeds $1,000 or receive a lump sum distribution equal to the value of the vested interest in his or her account.  Benefit payments to participants are recorded and distributed on the earliest practical date.

Suspensions and withdrawals.  The participant may suspend contributions and will not cease to be a participant during the suspension period.

The participant may elect, under certain conditions, to withdraw certain participant contributions and earnings thereon prior to termination of employment.  The Company’s matching contributions and earnings thereon will not be distributed until the vested participant’s attainment of age 59 ½ or employment has been terminated.

Plan termination.  The Company expects to continue the Plan indefinitely, but reserves the right to amend or discontinue it at any time in a manner consistent with any collective bargaining agreement and subject to the provisions of ERISA.  In the event of plan termination, participants will become fully vested in their account balances.

2.  ACCOUNTING POLICIES

Basis of accounting.  The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates.  The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.  Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including Nicor Inc. common stock, mutual funds, and a common/collective trust.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in their values will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

New accounting pronouncement.  Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements, which defines fair value, establishes a consistent framework for measuring fair value, and expands disclosure requirements about fair value measurements.  This Statement does not require any new fair value measurements, rather it provides guidance on how to perform fair value measurements as required or permitted under other accounting pronouncements.  The effect of adopting SFAS No. 157 was not material to the Plan’s net assets available for benefits or changes therein.  Required disclosures under SFAS No. 157 are presented in Note 5 – Master Trust Financial Information.

Income recognition.  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net increase (decrease) in Plan net assets includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment valuation.  The Plan states its interest in the Master Trust at the underlying fair value of the investments of the Master Trust.  The Statements of Net Assets Available for Benefits present investments at fair value, as well as an additional line item showing an adjustment of fully benefit-responsive investments from fair value to contract value.  The Statements of Changes in Net Assets Available for Benefits are on a contract value basis.  The fair values of the respective investments of the Master Trust are determined as noted in Note 5 – Master Trust Financial Information.

The difference between the valuation of fully benefit-responsive investments at fair value and contract value is reflected over time through the crediting rate.  Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals.  The average crediting interest rate for the VRST was 3.7 percent and 4.9 percent at December 31, 2008 and 2007, respectively.  The average yield for this fund was 4.4 percent and 4.7 percent for the years ended December 31, 2008 and 2007, respectively.

The existence of certain conditions can limit the VRST’s ability to transact at contract value with issuers of its investment contracts.  Specifically, any event outside the normal operation of the VRST that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the VRST or a unitholder, tax disqualification of the VRST or unitholder, and certain VRST amendments if issuers’ consent is not obtained.  As of December 31, 2008, the occurrence of an event outside the normal operation of the VRST that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of the participant, employer, or plan; a breach of material obligations under the contract and misrepresentation by the contract holder; or failure of the underlying portfolio to conform to the preestablished investment guidelines.

3.  NET TRANSFER TO NICOR COMPANIES SAVINGS INVESTMENT PLAN

When the employment status of a participant changes between a union employee covered by a collective bargaining agreement, and a nonunion employee not covered by a collective bargaining agreement, eligibility for participation shifts between this Plan and the Nicor Companies Savings Investment Plan.  When eligibility changes, the account balance of the participant is transferred to the corresponding plan.  During 2008 and 2007, net transfers of $256,776 and $290,084, respectively, were made from the Nicor Gas Thrift Plan to the Nicor Companies Savings Investment Plan.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

4.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in shares of mutual funds and a collective investment trust fund managed by an affiliate of VFTC.  VFTC acts as trustee for only those investments as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.  Fees paid by the Plan for investment management services were included as a reduction of the return earned by each fund.

At December 31, 2008 and 2007, the Plan held 280,005 and 294,252 shares, respectively, of common stock of Nicor Inc., the sponsoring employer, with a cost basis of $9,492,644 and $9,865,570, respectively. During each of the years ended December 31, 2008 and 2007, the Plan recorded dividend income of $534,129 and $538,823, respectively.

5.  MASTER TRUST FINANCIAL INFORMATION

Use of the Master Trust permits the commingling of the Plan’s assets with the assets of the Nicor Companies Savings Investment Plan for investment and administrative purposes.  Although assets of both plans are commingled in the Master Trust, the Trustee maintains supporting records for each of the participating plans.  The net investment income of the investment assets is allocated daily by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of both participating plans.

The following presents the Master Trust’s net assets as of December 31, 2008 and 2007, the increase or decrease in the Master Trust’s net assets derived from investment activities for the years then ended and the Plan’s share of each:

Net Assets in Master Trust

	December 31
	2008	2007
Assets:
General Investments (at fair value):
Common/collective trust*	$106,916,581	$103,363,202
Nicor Inc. common stock*	17,698,189	19,867,656
Registered investment companies*	127,995,165	197,410,501
Loans to participants*	6,858,811	6,601,468

Net assets in Trust at fair value	259,468,746	327,242,827

Adjustment from fair value to contract value for
fully benefit-responsive investments	1,397,748	(788,057)

Net assets in Trust	$260,866,494	$326,454,770

Plan’s interest in Trust net assets, at fair value	$117,720,135	$145,946,293

Plan’s percentage interest in Trust
net assets, at fair value	45%	45%

                                         *  Party-in-interest investments.

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

The Plan’s interest in the Trust’s investments that represent five percent or more of the Plan’s net assets available for benefits are as follows:

December 31 2008

Vanguard 500 Index Fund Investor Shares	$11,844,755
Vanguard Small-Cap Index Fund Investor Shares	6,858,853
Vanguard Wellington Fund Investor Shares	10,300,387
Vanguard Retirement Savings Trust III	53,601,628
Nicor Stock Fund	9,767,457

December 31 2007

Vanguard 500 Index Fund Investor Shares	$20,176,228
Vanguard Small-Cap Index Fund Investor Shares	11,525,477
Vanguard Wellington Fund Investor Shares	14,531,290
Vanguard Retirement Savings Trust III	52,174,688
Nicor Stock Fund	12,516,780

Master Trust Investment Activities

	Year Ended December 31
	2008	2007
Investment (loss) income:
Interest on participant loans	$528,869	$478,284
Dividends on Nicor Inc. common stock	908,192	876,784
Net change in market value of Nicor Inc. common stock	(3,406,054)	(2,002,289)
Distributions from common/collective trust	4,574,922	4,699,685
Income from registered investment companies:
Distributions	4,815,321	9,325,553
Net investment (loss) gain	(65,702,036)	1,555,802
Other	20,909	(4,932)

	(58,259,877)	14,928,887

Administrative expenses	(61,279)	(91,539)

(Decrease) increase in Trust net assets derived from investment activities	$(58,321,156)	$14,837,348

Plan’s interest in Trust investment activities	$(22,887,743)	$6,016,698

Nicor Gas Thrift Plan
Notes to the Financial Statements (continued)
For the Years Ended December 31, 2008 and 2007

In accordance with SFAS No. 157, the Master Trust classifies its investments into Level 1, which refers to securities valued using quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth by level within the fair value hierarchy a summary of the Master Trust’s investments measured at fair value on a recurring basis at December 31, 2008.

	Master Trust Assets Fair Value Measurements at December 31, 2008
	Quoted prices in active markets for identical assets	Significant observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Common/collective trust	$-	$106,916,581	$-	$106,916,581
Nicor Inc. common stock	17,698,189	-	-	17,698,189
Registered investment companies	127,995,165	-	-	127,995,165
Loans to participants	-	6,858,811	-	6,858,811
Total	$145,693,354	$113,775,392	$-	$259,468,746

The common/collective trust, or VRST, invests primarily in a pool of investments, including contracts that are issued by insurance companies and commercial banks and in contracts that are backed by high quality bonds, bond trusts, and bond mutual funds.  Depending on the type of underlying investment, fair value is comprised of: 1) the expected future cash flows for each contract discounted to present value, 2) the aggregate net asset values of the underlying investments in mutual funds and bond trusts as determined by their quoted market prices, and 3) the value of wrap contracts, if any.  The overall fair value of the common/collective trust is based on certain observable inputs and is classified within Level 2.

Shares of Nicor Inc. common stock are valued at the closing price on the New York Stock Exchange Composite Tape and are classified within Level 1.

Registered investment companies include actively-traded mutual funds.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Master Trust at year-end and are classified within Level 1.

Loans to participants are valued at the total outstanding loan balance, which approximates fair value.  Participant loan balances are secured by the amount in the participant’s account.  The interest rate is established at the date of the loan and is based on the prime rate plus 1 percent.  The term of the loan can range from six months to five years.  The overall fair value of the participant loans is based on certain observable inputs and is classified within Level 2.

Nicor Gas Thrift Plan
Notes to the Financial Statements (concluded)
For the Years Ended December 31, 2008 and 2007

6.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated April 2, 2003, that the Plan and related Trust was tax exempt under Section 401(a) of the Internal Revenue Code (the “Code”).  The Plan has since been amended and restated, and Plan management believes that the Plan and related Master Trust continue to be designed and operated in compliance with the requirements of the Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.  RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$118,857,773	$145,743,833
Deemed distributions included as expense in a prior year Form 5500	3,985	3,985
Net assets available for benefits per Form 5500	$118,853,788	$145,739,848

Nicor Gas Thrift Plan
Form 5500 Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2008

Identity of Issue, Borrower or Similar Party		Description of Investment	Current Value

(A)	Investments held in Master Trust	Various	$113,745,653

(A)	Participant notes receivable	Participant loans earning interest from 5% to 9.25%	4,666,187
		maturing from 2009 through 2014

	Total		$118,411,840

(A)	Denotes party-in-interest investment

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Nicor Companies Savings Investment Plan
and Nicor Gas Thrift Plan

Date	June 19, 2009	/s/ REBECCA C. BACIDORE
Rebecca C. Bacidore
Plan Administrator and
Vice President Human Resources, Nicor Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.01	Consent of Independent Registered Public Accounting Firm – Nicor Companies Savings Investment Plan

23.02	Consent of Independent Registered Public Accounting Firm – Nicor Gas Thrift Plan